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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)

PDS Gaming Corporation
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

69329T 10 5
(CUSIP Number)

December 31, 2001
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)

SCHEDULE 13G

CUSIP No.	69329T 10 5	Page	2	of	4	Pages

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Johan P. Finley

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 981,886 shares

	6.	SHARED VOTING POWER 11,200 shares

	7.	SOLE DISPOSITIVE POWER 981,886 shares

	8.	SHARED DISPOSITIVE POWER 11,200 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 993,086 shares(1)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☒(2)

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 26.20%

12.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)                                  Includes 11,200 shares held as co-trustee for minor child also claimed by spouse as co-trustee.

(2)                                  Excludes 382,677 shares beneficially owned by spouse with sole voting power for which beneficial interest is  disclaimed.

Item 1.
(a)	Name of Issuer: PDS Gaming Corporation
(b)	Address of Issuer’s Principal Executive Offices: 6171 McLeod Drive, Las Vegas, Nevada 89120

Item 2.
(a)	Name of Person Filing: Johan P. Finley
(b)	Address of Principal Business Office or, if none, Residence: 6171 McLeod Drive, Las Vegas, Nevada 89120
(c)	Citizenship: United States of America
(d)	Title of Class of Securities: Common Stock, $.01 par value
(e)	CUSIP Number:	69329T 10 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 993,086(3)
(b)	Percent of class: 26.20%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote: 981,886
	(ii)	Shared power to vote or to direct the vote: 11,200
	(iii)	Sole power to dispose or to direct the disposition of: 981,886
	(iv)	Shared power to dispose or to direct the disposition of: 11,200

(3)                                  Excludes 382,677 shares beneficially owned by spouse with sole voting power for which beneficial interest is disclaimed and includes 11,200 shares held as co-trustee for minor child.

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Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2002
Date

/s/ Johan P. Finley
Signature

Johan P. Finley
Name/Title

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